Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2007

	Three Months Ended		Six Months Ended
	March 31		March 31
	2007	2006	2007	2006
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$175,588	$142,902	$308,795	$256,858
Add:
Portion of rents representative of the interest factor	1,419	1,385	2,849	2,864
Interest on debt & amortization of debt expense	35,262	35,492	74,794	71,681

Income as adjusted	$212,269	$179,779	$386,438	$331,403

Fixed charges:
Interest on debt & amortization of debt expense (1)	$35,262	$35,492	$74,794	$71,681
Capitalized interest (2)	805	881	1,450	1,783
Rents	4,257	4,154	8,548	8,593
Portion of rents representative of the interest factor (3)	1,419	1,385	2,849	2,864

Fixed charges (1)+(2)+(3)	$37,486	$37,758	$79,093	$76,328

Ratio of earnings to fixed charges	5.66	4.76	4.89	4.34